Exhibit 99.1

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC China Limited Signs Cooperation Framework Agreement with Sinopec Corp.

(Hong Kong, July 10, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that CNOOC China Limited, its subsidiary, has signed a Cooperation Framework Agreement with China Petroleum & Chemical Corporation ("Sinopec Corp.") regarding the sea areas of Bohai, Beibu Gulf and South Yellow Sea, as well as North Jiangsu Basin.

The Cooperation Framework Agreement will be implemented in three years through joint study, joint exploration and facility sharing in multiple sea areas. Under the framework, both parties have signed three joint study agreements, namely, “Joint Study Agreement on Bohai Basin”, “Joint Study Agreement on North Jiangsu Basin and South Yellow Sea Basin” and “Joint Study Agreement on Beibu Gulf Basin.” Both parties will share data and carry out innovative joint studies in the Yellow River Mouth Sag, the Qingdong Sag and the eastern part of Bodong Sag in the Bohai Basin, as well as southwestern Weizhou and Xuwen areas of Beibu Gulf Basin, the North Jiangsu Basin and the blocks in eastern South Yellow Sea Basin (involving 19 prospecting rights and approximately 26,900 sq. km altogether). The expenditures incurred for the joint studies shall not be recovered from the costs of any petroleum contract that may be signed in the future. During the joint study period, the exploration, development and production operation of both parties in their respective prospecting rights areas will not be affected.

This cooperation will promote the distribution of sedimentary facies belts and enhance the understanding of the regularity of hydrocarbon accumulation in cooperative blocks and potential structures in the basins in order to make the optimization of potential exploration zones and targets more scientific, reduce exploration risks and improve the success rate of exploration wells.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com